

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
David C. Merrell
President and Director
E.R.C. Energy Recovery Corporation
3884 East North Little Cottonwood Rd
Salt Lake City, UT 84092

      Re: **E.R.C. Energy Recovery Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 000-53116

Dear Mr. Merrell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services

cc: Leonard W. Burningham, Esq.
       Via E-mail